THT Heat Transfer Technology, Inc.
No.5 Nanhuan Road, Tiexi District
Siping, Jilin Province 136000
People's Republic of China

September [*], 2012

By EDGAR Transmission and by Hand Delivery
Rufus Decker
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	THT Heat Transfer Technology, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed March 30, 2012
Form 10-Q for the Period Ended March 31, 2012
Filed May 14, 2012
File No. 1-34812

Dear Mr. Decker:

     On behalf of THT Heat Transfer Technology, Inc. (“THT” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 23, 2012, providing the Staff’s comments with respect to the above referenced Form 10-K and 10-Q.

     For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.

Form 10-K for the Year Ended December 31, 2011 Financial Statements Make Good Escrow Agreement, Page F-24

1.

We note your response to comment five from our letter dated August 2, 2012. We remind you that footnote 3 of ASC 718-10-S99-2 states that the benefit created by a shareholder’s escrow arrangement should be reflected in the company’s financial statements even when the company is not party to the arrangement. As such, we continue to have difficulty understanding why you do not believe that the Make-Good Escrow agreement should be reflected in your financial statements. In this regard, please help us better understand the impact on your financial statements if you had accounted for the agreement pursuant to ASC 480-10-25-14 by providing the following:

THT Heat Transfer Technology, Inc.
August [*], 2012

  Please provide us with the estimated fair value of the liability associated with this agreement as of the escrow agreement date, December 31, 2010, and December 31, 2011; and

  Please provide us with your calculation of the estimated liability amount including the methodology used to calculate fair value. Please include a description of the significant assumptions and estimates used to calculate fair value at each measurement date.

THT Response: Under ASC 480-10-25-14, certain obligations to issue a variable number of shares, instruments are within the scope of this provision if their value is based predominantly on any of the following:

  A fixed monetary amount known at inception, for example, a grant of $500,000 payable in a variable number of shares in 36 months

  Variations in something other than the fair value of the issuer’s equity shares, for example, a grant of an amount indexed to changes in the price of gold and payable in a variable number of shares in 36 months

  Variations inversely related to changes in the fair value of the issuer’s equity shares, for example, a written put option settled net in shares

We believe that the escrow shares arrangement entered into by the investors and the existing shareholders does not fall into any of the abovementioned three criteria.

SEC staff guidance in ASC 718-10-S99-2, SEC Staff Announcement: Escrowed Share Arrangements and the Presumption of Compensation, indicates that, to overcome the presumption that an arrangement is compensatory requires consideration of the substance of the arrangement, including whether it was entered into for purposes unrelated to, and not contingent on, continued employment. The staff therefore believes that

  An escrowed share arrangement is employee compensation if the escrowed shares are automatically forfeited when the shareholder’s employment terminates.

  The facts and circumstances may indicate that an arrangement is an inducement made to facilitate the transaction on behalf of the entity, rather than compensatory, if the escrowed shares will be released or canceled without regard to the shareholder’s employment status. If that is the situation, the measured cost should be classified as a reduction of the proceeds of the newly issued securities.

The Company considers the aforementioned escrow arrangement as an inducement to facilitate the private placement on behalf of the Company rather than as compensatory and accordingly, adopted ASC 718-10-S99-2 to recognize this arrangement. We agree that under ASC 718-10-S99-2, regardless of whether the escrowed share arrangement is negotiated between the entity and the shareholders or between the shareholders and the new investors, the staff believes the benefit, if any, created by the escrow arrangement should be reflected in the entity’s financial statements.

THT Heat Transfer Technology, Inc.
August [*], 2012

The management estimated the probability of the Company not achieving the 2010 Guaranteed ATNI and 2011 Guaranteed ATNI to be 10% (the “Probability %”) and calculated the fair value of the escrow arrangement with reference to the Probability % and the Placement Price. The calculated fair value of $640,000 was deducted from the placement proceeds with a corresponding credit in additional paid-in capital, resulting in no net change in the Company’s equity.

The Company believes that this treatment complies with the SEC staff’s guidance as set out explicitly and clearly in ASC 718-10-S99-2 that “the arrangement should be recognized and measured according to its nature and “reflected” as a reduction of the proceeds allocated to the newly-issued securities”. We believe Footnote 3 is an explanation of the stance of SEC staff that such arrangement should be “reflected” (as a reduction of the proceeds allocated to the newly-issued securities in the case of an inducement, and as share-based payment in the case the arrangement is compensatory) in the Company’s financial statements even when the Company is not a party to the arrangement.

     If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Louis A. Bevilacqua of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel, at (202) 663-8158.

Sincerely,

THT Heat Transfer Technology, Inc.

		By:	/s/ Jianjun He
Jianjun He
Chief Financial Officer

Copies to:	Louis A. Bevilacqua, Esq.
Fang Liu, Esq.